legal & compliance, llc

laura aNTHONy, esq.	www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM
LAZARUS ROTHSTEIN, ESQ.
CHAD FRIEND, ESQ., LLM
JOHN CACOMANOLIS, ESQ.
MARC S. WOOLF, ESQUIRE

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM
CRAIG D. LINDER, ESQ.
PETER P. LINDLEY, ESQ., CPA, MBA
STUART REED, ESQ.

September 21, 2017

VIA ELECTRONIC EDGAR FILING

John Dana Brown

Attorney Advisor, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Muscle Maker, Inc
Offering Statement on Form 1-A
Filed March 30, 2017
File No. 024-10689

Dear Mr. Brown:

We have electronically filed herewith on behalf of Muscle Maker, Inc (the “Company”) Amendment No. 1 to the above-referenced offering statement on Form 1-A (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Robert E. Morgan dated April 26, 2017. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: Please continue to consider the financial statement updating requirements set forth in the Instructions to Form 1-A, Part F/S, section (b)(3)-(4). In this regard, the amended filing should be updated to include audited financial statements for the two years ended December 31, 2016. Related financial information, such as, but not limited to, Summary Financial Data, MD&A, Dilution, and Capitalization, should also be updated.

Response: Pursuant to your request, the amended filing includes audited financial statements for the two years ended December 31, 2016 and updated related financial information.

Comment 2: Please discuss your auditor’s going concern opinion in the Prospectus Summary, Risk Factors, and the Liquidity discussion in your MD&A, addressing your financial condition, the uncertainties you face, such as your need to obtain additional financing, and the consequences should you be unable to obtain additional financing.

Response: Pursuant to your request, the amended filing discusses the auditor’s going concern opinion in the Prospectus Summary, Risk Factors, and the Liquidity discussion in the MD&A sections, addressing the financial condition of the Company, the uncertainties the Company faces and consequences should the Company be unable to obtain additional financing.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Dana Brown

Securities and Exchange Commission

September 21, 2017

Comment 3: We note disclosure in Exhibit 13.1 that you intend to donate 2% of the gross proceeds from the offering to charity. We also note your disclosure that you intend to offer shareholders certain other benefits based on their level of investment. In appropriate places please discuss these matters within the offering circular. Revise the Use of Proceeds section as necessary to reflect the costs of these programs. Discuss the estimated cost to the company related to the shareholder benefits, for each item and in the aggregate. Please add a risk factor addressing the impact that providing the shareholder benefits could have on your profitability, or tell us why this is not necessary.

Response: The Company no longer intends to donate any of the proceeds from the offering to charity or offer shareholders other benefits based on their level of investment as described in Exhibit 13.1. We have revised Exhibit 13.1 to no longer provide such donations or benefits. Therefore, the comments of the Staff in this comment are no longer applicable.

Strategy, page 8

Expand Our System-Wide Restaurant Base, page 8

Comment 4: We note your disclosure that you “estimate, based on internal analysis and a study prepared by ESRI, a long-term total restaurant potential in the United States of approximately 3,000 to 5,000 locations.” Please file a consent of ESRI. Refer to paragraph 11(a)(ii) of Item 17 of Form 1-A.

Response: The Company requested the consent of ESRI. However, the Company has not received the requested consent from ESRI to date. Therefore, we removed the language “and estimate, based on internal analysis and a study prepared by ESRI, a long-term total restaurant potential in the United States of approximately 3,000 to 5,000 locations.”

Dilution, page 50

Comment 5: Refer to the table at the bottom of page 51. For the line items, net tangible book value per share of common stock before this offering, and increase in net tangible book value per share attributable to new investors, please disclose the related dollar per share amount within the table. See guidance in Item 506 of Regulation S-K.

Response: Pursuant to your request, we have revised the net tangible book value per share of common stock before this offering, and increase in net tangible book value per share attributable to new investors, to provide the related dollar per share amount within the table.

Executive Compensation, page 123

Comment 6: Please provide updated disclosure as required by Item 402 of Regulation S-K for your recently completed fiscal year.

Response: Pursuant to your request, we have provided updated disclosure as required by Item 402 of Regulation S-K for the Company’s recently completed fiscal year (2016).

Security Ownership of Certain Beneficial Owners, page 126

Comment 7: For P. John, LLC and Membership, LLC, please revise to disclose the natural person or persons who have voting or investment power with respect to the common stock listed in the table.

Response: Pursuant to your request, we have revised to disclose the natural persons who have voting or dispositive/investment power with respect to the common stock listed in the table for P. John, LLC and Membership, LLC.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

John Dana Brown

Securities and Exchange Commission

September 21, 2017

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment 8: We note your disclosure in the second paragraph of the audit opinion that your auditors conducted their audits “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” If true, please ask your auditors to revise their audit report to state that their audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States),” as required by PCAOB Auditing Standard No. 1, since the standards of the PCAOB include not only auditing, but other types of standards. Also see paragraph (c)(1)(iii) of Form 1A Part F/S. Please amend your filing accordingly.

Response: Pursuant to your request, the Company’s auditor revised their audit report to state that their audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).”

Signatures, page 2

Comment 9: Please revise the second half of your signature page to include the signature of your principal accounting officer. To the extent an already-signing individual will sign in the capacity of principal accounting officer, please add principal accounting officer to the list of capacities in which the person is signing. Refer to Instruction 1 to Signatures on Form 1-A.

Response: Grady Metoyer, an already-signing individual, is signing in the capacity of principal accounting officer as well as principal financial officer of the Company. Therefore, we have added principal accounting officer to the list of capacities in which Mr. Metoyer is signing the second half of the signature page.

Exhibit 4

Comment 10: Please revise language in the first sentence of section 2.06 which states that investors represent that they have read the offering circular. Such a representation is inappropriate. Please also tell us why you believe the second sentence is appropriate given that the offering circular contains numerous statements by the company about its business and prospects.

Response: We have replaced the Form of Subscription Agreement for Regulation A Offering (Exhibit 4.1) (“Original Subscription Agreement”) filed with the Form 1-A with two new forms of Subscription Agreements, one which is used for BANQ subscribers (Exhibits 4.1) and one of which is used for non-BANQ subscribers (Exhibit 4.2) (“New Subscription Agreements”). None of the representations that the SEC commented upon regarding the Original Subscription Agreement are contained in the New Subscription Agreements and, therefore, the comments are no longer applicable.

If the Staff has any further comments regarding Amendment No. 1 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Beverly Singleton / U.S. Securities and Exchange Commission
Claire Erlanger /U.S. Securities and Exchange Commission
Donald E. Field /U.S. Securities and Exchange Commission
Robert E. Morgan/Muscle Maker, Inc

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832